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                                                       SEC File Number: 33-9030
                                                       SEC FILE NUMBER
                                                        CUSIP Number: 559376108


                                   FORM 12b-25
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                  (Check One)

[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q   [ ] Form N-SAR

                        For Period Ended: March 31, 1997

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:     N/A
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above,
    identify the Item(s) to which the notification relates:     N/A
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Part I - Registrant Information
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    Full Name of Registrant:            Magnavision Corporation
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    Former name if applicable:          N/A
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    Address of Principal
    Executive Office (Street and Number):       1725 Route 35
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                                                Wall, New Jersey
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                                                07719
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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X] (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountants's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
--------------------

    State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 12, 1997 the Registrant and its lenders were involved in a substantial restructuring of the Registrant's loan facility and which resulted in a conversion of such interest from debt to equity. Such restructuring will have a substantial impact on the Registrant's future business operations, has resulted in a substantial increase in the ownership position of such lenders in the Registrant and has resulted in a change in control. The Form 10-Q has not been filed within the prescribed time period in order to give the Registrant an opportunity to discuss the impact of the transaction on its financial statements with the Registrant's independent auditors and to prepare appropriate disclosure regarding the transaction in the Form.


Part IV - Other Information
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(1)   Name and telephone number of person to contact in regard to this notification

      Jeffrey Haertlein                  (908)               449-1200
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      (Name)                          (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


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       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Registrant anticipates that its net loss for the three months ended March 31, 1997 will be approximately 27% less than the net loss for the corresponding period in 1996.


                            MAGNAVISION CORPORATION
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 1997                           /s/ Jeffrey Haertlein
                                              ---------------------------------
                                              Jeffrey Haertlein
                                              Vice President,
                                              Chief Financial Officer